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SEC FILE NUMBER
8-68683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McDermott Investment Services, LL

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Broad Avenue South, Suite 2C
(No. and Street)

Naples	FL	34102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip	804.564.1588	olga.rip@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dean McDermott, Managing Member_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __McDermott Investment Services, LLC_____, as of __December 31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Member

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

McDermott Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

(with supplementary information)

P U B L I C

SEC ID 8-68683

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged with Governance of
McDermott Investment Services, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of McDermott Investment Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
March 18, 2026

McDermott Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$784,808
Clearing deposits	106,769
Accounts receivable	431,621
Property and equipment, net	17,344
Right-of-use asset, net	10,699
Other assets	77,899
TOTAL ASSETS	**$1,429,140**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$327,229
Operating lease liability	10,848
Accounts payable and accrued expenses	185,196
Other liabilities	146,572
TOTAL LIABILITIES	**669,845**

MEMBER'S EQUITY

Member's equity	759,295
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,429,140**

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

McDermott Investment Services, LLC (the "Company") is a limited liability company organized in the State of Pennsylvania in 2010. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides financial and investment services to predominantly retail clients. The Company operates as an introducing broker-dealer in which all brokerage activity is handled by a clearing broker, Hilltop Securities, LLC. The Company is headquartered in Naples, Florida, and has customers located throughout the United States.

BASIS OF ACCOUNTING

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect significant receivables, payables and other liabilities.

CASH

The Company considers all short-term investments with original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2025.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

INCOME TAXES

The Company is organized as a limited liability company and is taxed as a disregarded entity for income tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is includible in the income tax returns of its member.

Taxable years ended from December 31, 2022, through present are subject to IRS and other jurisdictions' tax examinations. The Company is not currently under audit by any tax jurisdiction.

INCOME TAX UNCERTANTIES

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no material uncertain tax positions that require recognition or disclosure in its financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LEASES

In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes all leasing activity with initial terms in excess of twelve months on the statement of financial condition with lease liabilities and corresponding right-of-use assets based on the present value of lease payments.

ACCOUNTS RECEIVABLE

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company. The company had no receivable from broker or dealers at December 31, 2025.

Accounts receivable represent commissions due from mutual funds, insurance companies and trust sponsors and reimbursements due from advisors.

In accordance with ASU 2016-13 - Current Expected Credit Losses ("CECL"), the Company recognizes credit impairment losses using an expected loss model for trade and other receivables. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, reasonable and supportable forecasts concerning the future, and other information. Management has determined that no allowance for credit losses is necessary at December 31, 2025.

SUBSEQUENT EVENTS

Management has evaluated events through the date the financial statements were issued and has determined that no additional disclosures are necessary.

NOTE 2: REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASU 2014-09, Revenue Recognition from Contracts with Customers ("Topic 606").

Accounts receivable from revenue from contracts with customers as of December 31, 2025, and January 1, 2025 were $313,334 and $158,758, respectively. The Company had no contract assets or liabilities as of January 1, 2025 or December 31, 2025.

NOTE 3: SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Managing Member as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 4: PROPERTY AND EQUIPMENT

The Company capitalizes major capital expenditures. Depreciation is calculated on a straight-line method over the estimated useful lives of the related assets that range from two to five years.

Property and equipment at December 31, 2025 consisted of the following:

Furniture and fixtures	$9,273
Equipment	15,847
Leasehold improvements	19,710
	44,830
Less: accumulated depreciation	(27,486)
Property and equipment, net	$17,344

NOTE 5: RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Company's lease portfolio consists of two operating leases for office space with expiration dates of April 2026 and June 2030. In accordance with ASU 2016-02, a right of use asset and lease liability are recorded on the accompanying statement of financial condition using a discount rate of 6%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes. The weighted average remaining lease term is 0.33 years.

Future maturities of the operating lease liability as of December 31, 2025 are as follows:

Year	Amount
2026	$10,923
2027	1
2028	1
2029	1
2030	0
Thereafter	0
	10,926
Less: discount to present value	(78)
	$10,848

NOTE 6: CREDIT AND MARKET RISK

A clearing broker-dealer carries the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2025, cash was held on deposit at a diversified U.S. financial institution insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balance regularly exceeds the FDIC insured limit of $250,000.

NOTE 7: CONCENTRATIONS

The Company offers a diversified array of products to investors. At December 31, 2025, four customers accounted for 56% of accounts receivable.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company had an Expense Sharing Agreement (the "Agreement") with McDermott Investment Advisors, LLC (MIA) which expired on May 31, 2025. The Company and MIA are owned by the same individual. Under the Agreement, MIA provided office space, furniture and telecommunications services to the Company and called for the Company to pay MIA 50% of its monthly incurred expenses per the rental agreement with the landlord.

The Company provides execution services to MIA in connection with MIA's transactions at Hilltop Securities, LLC. The Company does not charge MIA for these services.

NOTE 9: CONTINGENCIES

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. The outcome of such matters cannot be predicted with certainty.

NOTE 10: REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2025 the Company had net capital of $447,280 which was $397,280 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.